Exhibit 10.37

Executive Officer Compensation

The Governance, Compensation & Nominating Committee (the Committee) of the Xcel Energy Inc. board of directors sets executives’ salaries, annual bonus targets and long-term compensation targets. Executive compensation was set by the Committee for 2007 after consideration of, among other things, individual performance and market-based data on compensation for executives with similar duties. Payouts of 2007 annual bonus targets and long-term awards are dependent on achievement of specified goals set by the Committee, and no officer is assured of any payout. Set forth below is a description of the actions taken by the Committee with respect to 2007 compensation.

Salary

The Committee established the base salaries of its senior executive group for 2007. The salaries for the Xcel Energy officers who are currently serving as officers and who were named in the Summary Compensation Table in Xcel Energy’s 2006 Proxy Statement (the Named Executive Officers) are set forth below.

2007 Base Salary
Richard C. Kelly	$1,100,000
Gary R. Johnson	$410,000
Paul J. Bonavia	$535,000
Patricia K. Vincent	$390,000
Benjamin G.S. Fowke III	$535,000

Annual Bonus Targets

Annual incentive awards, expressed as a percentage of salary, were set by the Committee under the Xcel Energy Executive Annual Incentive Award Plan (effective May 25, 2005) (the Xcel Annual Incentive Plan), which was approved by Xcel Energy’s shareholders in 2005. Payouts of annual incentive awards are dependent on the level of achievement of corporate financial and operational goals approved by the Committee, with each individual having the opportunity to earn from 0 percent to approximately 150 percent of his or her target annual incentive award based on the level of achievement in 2007 of the applicable goals .

Corporate goals for 2007 include targeted earnings per share, an environmental measurement, and safety.

Target annual incentive awards, as a percent of base salary, were set for all Xcel Energy officers, ranging from 100 percent of salary for Mr. Kelly to 55 percent to 65 percent of salary for the other Named Executive Officers. With the approval of the Committee, an award may be multiplied by a leadership-rating factor from zero to two.

In order to encourage increased share ownership by executive officers, the Xcel Energy Annual Incentive Plan provides the option for executives to receive their payments in shares of common stock or shares of restricted common stock, which vests in equal annual installments over a three-year period, in lieu of cash. A 5 percent premium is added to amounts paid in shares of common stock, and a 20 percent premium is added to amounts paid in shares of restricted common stock. The terms of the annual incentive awards are subject to the Xcel Energy Annual Incentive Plan that is filed as Appendix C to Xcel Energy’s 2005 Proxy Statement.

Long-Term Awards

The Committee also approved target long-term incentive grants, effective Jan. 1, 2007, pursuant to the Xcel Energy 2005 Omnibus Incentive Plan, which was approved by shareholders in 2005. As explained below, payout of long-term incentive grants is dependent on achievement of performance goals set by the Committee. Long-term incentive grants were made 50 percent in the form of performance-based restricted stock units and 50 percent in the form of performance shares. The amounts of the awards for each individual were established by the Committee and expressed as a percentage of such individual’s base salary. The actual number of performance-based restricted stock units and performance shares awarded to an individual were determined by dividing the dollar value of such percentage of base salary by the expected value of each award type as determined on Jan. 3, 2007. For Mr. Kelly, his target long-term award for 2007 was set at 300 percent of his salary. For the other Named Executive Officers, the percentage ranged from 110 percent to 135 percent.

Performance-based restricted stock units (“Units”) will represent an equal number of shares of Xcel Energy common stock. Prior to the expiration of the restricted period, the Units may not be sold or otherwise transferred by the recipients. Units are credited during the restricted period at the same rate as dividends paid on all other shares of outstanding common stock. The dividend equivalents are subject to all terms of the original grant.

Payout of the Units and the lapsing of restrictions on the transfer of Units are based on two separate performance criteria. Seventy-five percent of awarded Units plus associated earned dividend equivalents shall be settled, and the restricted period will lapse, after Xcel Energy achieves a specified earnings per share (EPS) growth (adjusted for corporate-owned life insurance) measured against Dec. 31, 2006 EPS (adjusted for corporate-owned life insurance). The forms of performance-based restricted stock unit agreements are filed as Exhibits 10.30 and 10.32 to this Form 10-K.

Additionally, Xcel Energy’s annual dividend paid on its common stock must remain at $0.89 per share or greater. EPS growth will be measured annually at the end of each fiscal year. However, in no event will the restrictions lapse prior to Dec. 31, 2008. If the performance criteria have not been met within four years of the date of grant, all associated Units shall be forfeited.

The remaining 25 percent of awarded Units plus associated earned dividend equivalents shall be settled, and the restricted period will lapse, after the average of actual performance results for the three components of an environmental index (measured as a percent of target performance) meets or exceeds 100 percent. The environmental index will be measured annually at the end of each fiscal year. However, in no event will the restrictions lapse prior to Dec. 31, 2008. If the performance criteria have not been met within four years of the date of grant, all associated Units shall be forfeited.

The separate awards of performance shares also will represent an equal number of shares of Xcel Energy common stock. Performance shares may not be sold or otherwise transferred. Payout of the performance share award will be dependent entirely on a single measure, total shareholder return (TSR). Xcel Energy’s TSR will be measured over a three-year period. Xcel Energy’s TSR is compared to the TSR of other companies in the Edison Electric Institute’s Electrics Index as a peer group. At the end of the three-year period, potential payouts of the performance shares range from 0 percent to 200 percent, depending on Xcel Energy’s TSR compared to the peer group.

The terms of the foregoing grants are consistent with the 2005 Omnibus Incentive Plan and terms of award agreements filed as Appendix B to Xcel Energy’s 2005 Proxy Statement and Exhibits 10.30, 10.31 and 10.32 to this Form 10-K.

The following table shows the number of performance-based restricted stock units and performance shares granted, effective Jan. 1, 2007, to Named Executive Officers:

Named Executive Officer	Performance-based Restricted Stock Units	Performance Shares
Richard C. Kelly	86,478	95,211
Gary R. Johnson	11,819	13,012
Paul J. Bonavia	18,927	20,838
Patricia K. Vincent	11,242	12,377
Benjamin G.S. Fowke III	18,927	20,838

Other Perquisites and Benefits

Other perquisites and benefits provided to executives generally are not tied to the Company’s financial performance, but are primarily designed to attract and retain executives. Among the perquisites and benefits provided by the Company in 2006 to its executives are Company-paid life insurance in an amount equal to four times base pay, reduced to two times base salary post retirement (which, in general, the executives can purchase upon termination by repaying to the Company the greater of the cash surrender value or the aggregate premiums paid by the Company), and benefits provided under the Xcel Energy Inc. Nonqualified Deferred Compensation Plan and the Xcel Energy Supplemental Executive Retirement Plan that make up for retirement benefits that cannot be paid under the Company’s qualified retirement plans due to Internal Revenue Code limitations and the exclusion of certain elements of pay from pension-covered earnings. Other perquisites and benefits provided by the Company in 2006 to its executives include reimbursement for financial planning services and home security systems, cash perquisite allowance, executive medical insurance and physicals, aircraft usage and club dues. In 2006, the Company undertook a thorough review of perquisites provided to executive officers. The Company compared the perquisites to those being offered to executive officers in other companies and evaluated the value the perquisites provided in attracting and retaining executive officers. Based on this evaluation the Company substantially changed the perquisites that will be provided to executive officers, including the Named Executive Officers in 2007. The Company also evaluated the perquisites offered to the executive officers as compared to the benefits available to other employees of the Company. Based on this review, the Company eliminated most perquisites for executive officers. The Company has increased the cash perquisite allowance to partially offset the elimination of the perquisites. Effective January 1, 2007, the Committee eliminated all of these executive perquisites other than the cash allowance, which was increased to $30,000 for the CEO and $25,000 for other NEO’s to partially offset the elimination of the perquisites.

Certain executive officers, including four of the Named Executive Officers, may receive severance benefits in accordance with the Xcel Energy Senior Executive Severance and Change in Control Policy, which is filed as Exhibits 10.15 and 10.28 to this form 10-K. Mr. Bonavia may receive severance benefits under his employment agreement, which is filed as Exhibit 10.25 to this Form 10-K. In October 2006, the Committee amended the 2003 Policy to reduce the separation benefits payable to an executive officer other than in the event of a change in control to the following: (i) a lump sum severance benefit equal to one times my annual salary and target annual incentive; (ii) a lump sum payment equal to the actuarial equivalent of the additional benefits accrued under the Company’s retirement plans as the executive officer had continued in employment for one additional year; (iii) a lump sum payment equal to the additional employer contributions that the executive officer would have received under the Company’s savings plans if the executive officer’s employment had continued for one additional year; and (iv) for a period of one year following termination, continued medical, dental and life insurance benefits, and perquisite cash allowance. This change will be effective October 2009.